Form of E-mail Employee Communication
Exhibit 99.1
3 March 2009
To:           All Motorola Employees
Stock Option Exchange Program
We have been talking about Motorola’s strategy to win, even in this unprecedented economic downturn. Across the company, we are focused on using the right technologies, the right markets and the right investments to grow our business for the future. When Motorola wins, we want our employees to share in the success. That’s why we are pleased to announce that we will submit a proposal to Motorola stockholders to approve a one-time stock option exchange program.
The steady decline in our stock price over the past few years has been tough on stockholders and employees alike. Many of our employees hold outstanding stock options that were granted when the price of Motorola stock was higher, which means that many employees currently have stock options that are “underwater” — the exercise price is higher than Motorola’s current stock price.
Our proposal, which will be voted on at the Motorola Annual Meeting of Stockholders on 4 May 2009, is to offer a one-time stock option exchange program that would permit employees who hold certain eligible stock options to exchange their stock options for replacement stock options (or restricted stock units in certain countries where necessary) that will have a new exercise price that reflects Motorola’s stock price at the time the program is completed.
If it is approved by our stockholders, the stock option exchange program will provide a one-time opportunity for eligible employees to voluntarily exchange certain of their stock options for fewer replacement stock options with a lower exercise price and a new vesting schedule. We, along with other members of Motorola’s senior leadership team, will not be eligible to participate. We believe the program is beneficial for employees, the company and stockholders.
More information on the proposed option exchange program can be found in Motorola’s preliminary proxy statement filed with the Securities and Exchange Commission today. In addition:
•	Answers to your questions on the proposed option exchange program, including who is eligible, which stock option grants will be able to be exchanged and how the exchange will work

•	A glossary of key terms
Due to legal requirements, executives, managers and human resources staff cannot respond to your individual questions regarding this program, and they cannot advise you as to whether or not you should participate if the program is approved. You should refer to the documents listed above for information regarding the program.

Form of E-mail Employee Communication
Exhibit 99.1
We are pleased to propose the stock option exchange program and excited about the possibility it creates for Motorolans to share in the rewards of our future success.
Best regards,

[signature]	[signature]
Greg Brown	Sanjay Jha
President and Co-CEO, Motorola	Co-CEO, Motorola
CEO, Broadband Mobility Solutions	CEO, Mobile Devices
Motorola has not initiated the Option Exchange Program and will not do so unless we receive approval from Motorola’s stockholders at our 2009 Annual Meeting of Stockholders. Even if stockholder approval is obtained, Motorola may still decide to not implement the program or to delay its implementation. If the program is commenced, Motorola will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (SEC). If you are eligible to participate in the program, you should read the Tender Offer Statement and other related materials when they become available because they will contain important information about the Option Exchange Program. Motorola stockholders and option holders will be able to obtain these written materials and other documents filed by Motorola with the SEC free of charge from the SEC’s website at www.sec.gov.